Filing Pursuant to Rule 424(b)(3)
Registration Statement No. 333-133397
Selling Security Holder Offering Prospectus
Viragen, Inc.
15,770,160 shares of common stock
     This prospectus covers the resale of an aggregate of 15,770,160 shares of our common stock, consisting of 7,301,000 shares issuable upon conversion of Series J 24% Cumulative Convertible Preferred Stock and 8,469,160 shares issuable upon exercise of outstanding common stock purchase warrants issued in connection with the sale of our Series J 24% Cumulative Convertible Preferred Stock. We will not receive any proceeds from the sale of shares by the selling security holders.
     Our common stock is listed on the American Stock Exchange under the symbol “VRA”. On April 13, 2006, the last reported sale price for our common stock was $0.52 per share.
     This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See “Risk Factors” beginning at page 9.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is May 23, 2006.

No dealer, sales representative or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by Viragen. This prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of any offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information set forth herein is correct as of any time subsequent to the date hereof.
     You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. This document may only be used where it is legal to sell these securities. You should not assume that any information in this prospectus is accurate as of any date other than the date of this prospectus.

ABOUT VIRAGEN
     Because this is a summary, it does not contain all the information about us that may be important to you. You should read the more detailed information and the financial statements and related notes which are incorporated by reference in this prospectus.
     Viragen, Inc. is a biotechnology company engaged in the research, development, manufacture and commercialization of innovative technologies and products used to treat infectious diseases and cancers in humans. We are pioneering the development of avian transgenics technology whereby we intend to produce therapeutic proteins and antibodies in the egg whites of transgenic chickens. Through collaborations with recognized experts, companies and institutions worldwide we are developing leading-edge science to combat hepatitis, melanoma, ovarian cancer, breast cancer and other cancers.
     We are an international company, with our development and manufacturing operations in Umeå, Sweden, our research and development activities in Edinburgh, Scotland, and our headquarters in Plantation, Florida.
     Our product and technology portfolio includes,
•	Multiferon®, natural leukocyte-derived multi-subtype interferon alpha, used in the treatment of a number of viral diseases and cancer indications.

•	Avian Transgenics, whereby we intend to develop and use transgenic chickens to produce therapeutic proteins and antibodies for human use in the whites of eggs.

•	VG101, an antibody to the GD3 antigen, which is over-expressed on malignant melanoma tumors, thereby preventing the body’s natural immune system from stopping cancer cell growth and proliferation.

•	VG102, an antibody to the CD55 antigen, which is over-expressed on nearly all solid cancerous tumors and which prevents the body’s natural immune system from killing cancer cells.
     Our majority-owned subsidiary, Viragen International, Inc., whose shares are traded on the over-the-counter Bulletin Board under the symbol “VGNI,” is a biopharmaceutical company engaged in the research, development, manufacture and sale of a natural human alpha interferon product indicated for treatment of a broad range of viral and malignant diseases. We produce our natural human alpha interferon product under the brand name of Multiferon® from human white blood cells, also known as leukocytes. Natural interferon-alpha is one of the body’s most important natural defense mechanisms to foreign substances like viruses, but it also stimulates and modulates the human immune system.
     Our executive offices are located at 865 SW 78th Avenue, Suite 100, Plantation, Florida 33324. Our telephone number is (954) 233-8746; our facsimile number is (954) 233-1414. Unless otherwise indicated, references in this prospectus to “Viragen,” “we,” “us” and “our” are to Viragen, Inc., and our wholly-owned and majority-owned subsidiaries.

Recent Events
Approval of Multiferon®
     On February 17, 2006, Viragen, Inc. and our majority-owned subsidiary, Viragen International, Inc., were notified that the Swedish Medical Products Agency approved Multiferon® (multi-subtype, natural human alpha interferon) for the first-line adjuvant treatment of high-risk (Stages IIb-III) malignant melanoma following dacarbazine (DTIC) after surgical removal of tumors. Approval for Multiferon® in sequential combination with DTIC was granted based on clinical trial data that demonstrated a statistically significant advantage over untreated controls in terms of overall survival.
Series J 24% Cumulative Convertible Preferred Stock
     On March 21, 2006, Viragen completed a private placement of Series J 24% Cumulative Convertible Preferred Stock and warrants to purchase shares of our common stock. Viragen received gross proceeds of approximately $5.2 million in connection with this transaction.
     A more complete description of this transaction is contained elsewhere in this prospectus.
American Stock Exchange Notice
     Viragen received a deficiency letter from the American Stock Exchange (Amex) dated March 1, 2006, advising that, based upon its review of Viragen’s financial statements included in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2005, Viragen does not meet an additional continued listing standard. Specifically, Viragen is not in compliance with Section 1003(a)(i) of the Amex Company Guide, because Viragen’s stockholders’ equity is less than $2,000,000 and it sustained losses from continuing operations and/or net losses in two of its three most recent fiscal years.
     On September 22, 2005, Viragen disclosed that it had received a deficiency letter from the Amex dated September 20, 2005, advising that, based upon its review of Viragen’s financial statements included in its Annual Report on Form 10-K for the fiscal year ended June 30, 2005, Viragen is not in compliance with Amex’s continued listing standards. Specifically, Viragen is not in compliance with Section 1003(a)(ii) of the Amex Company Guide, because Viragen’s stockholders’ equity is less than $4,000,000 and it sustained losses from continuing operations and/or net losses in three out of its four most recent fiscal years, and Section 1003(a)(iii) of the Amex Company Guide, because Viragen’s stockholders’ equity is less than $6,000,000 and it sustained losses from continuing operations and/or net losses in its five most recent fiscal years.
     In response to the September 20, 2005 letter from Amex, Viragen submitted a compliance plan to Amex, which outlines Viragen’s plans to regain compliance with Amex’s continued listing standards. On October 25, 2005, Amex notified Viragen that it accepted Viragen’s plan of compliance and granted Viragen an extension of time until March 20, 2007 to regain compliance with Amex’s continued listing standards. Viragen is subject to periodic review by Amex during the extension period and we have provided quarterly updates to Amex regarding our progress with the plan. Failure to make progress consistent with the plan or to regain compliance with the continued listing standards by the end of the extension period could result in Viragen’s shares being delisted from Amex.

Selected Financial Data
     The following selected financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and notes thereto and other financial information included in our Annual Report on Form 10-K for the year ended June 30, 2005, which is incorporated by reference into this prospectus. The consolidated statements of operations data set forth below of Viragen for the fiscal years ended June 30, 2005, 2004, 2003, 2002 and 2001 and the consolidated balance sheet data as of June 30, 2005, 2004, 2003, 2002 and 2001 have been derived from Viragen’s audited consolidated financial statements. The consolidated statement of operations data set forth below for the six months ended December 31, 2005 and December 31, 2004 and the consolidated balance sheet data as of December 31, 2005 have been derived from Viragen’s unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended December 31, 2005, which is incorporated by reference into this prospectus. The following information does not give effect to Viragen’s receipt of net proceeds of approximately $4.7 million from the sale of our Series J 24% Cumulative Convertible Preferred Stock subsequent to December 31, 2005.

	Six months ended
	December 31,		Year Ended June 30,
	2005	2004	2005		2004	2003	2002	2001
	(Unaudited)
STATEMENT OF OPERATIONS DATA

Product sales	$202,159	$82,965	$278,784		$266,137	$630,785	$1,275,264	$—
Interest and other income, net	149,041	1,443,858	1,538,067		632,378	535,428	333,130	717,567
Net loss	(9,669,313)	(7,908,322)	(26,207,706	)(a)	(18,177,164)	(17,348,686)	(11,088,832)	(11,007,809)
Net loss attributable to common stock	(9,670,388)	(7,909,397)	(26,209,856)		(18,179,714)	(17,351,336)	(11,091,482)	(11,010,459)
Basic and diluted net loss per common share (b)	(0.25)	(0.22)	(0.71)		(0.55)	(1.21)	(1.10)	(1.16)
Weighted average common shares outstanding (b)	39,088,457	36,568,385	36,697,852		33,183,832	14,393,803	10,041,571	9,511,691

			At June 30,
	At December 31,
	2005		2005		2004	2003	2002	2001
	(Unaudited)
BALANCE SHEET DATA

Working capital (deficit)	$2,246,992		$(7,300,733)		$25,181,900	$4,070,504	$(209,519)	$6,178,436
Total assets	15,601,395		21,984,792		48,219,996	27,867,417	20,796,604	12,820,951
Convertible notes and debentures, current (c)	401,785		16,104,994	(d)	—	2,224,599	711,982	—
Convertible notes and debentures, long-term (c)	12,682,976	(d)	—		12,490,919	1,827,163	—	—
Long-term debt	636,845		598,104		1,072,087	1,124,335	1,023,948	25,488
Stockholders’ (deficit) equity	(581,789)		2,593,617		29,189,581	15,720,208	11,470,620	10,292,409

(a)	Net loss for the fiscal year ended June 30, 2005 includes a goodwill impairment charge of approximately $6.9 million.

(b)	Outstanding share and per share amounts have been adjusted retroactively to reflect the 1:10 reverse stock split that became effective on June 15, 2004.

(c)	Net of discounts.

(d)	Subsequent to June 30, 2005, Viragen entered into agreements to extend the maturity date of its convertible notes from March 31, 2006 to August 31, 2008. As a result of the extension of the maturity date, the convertible notes were reclassified from current to long-term.

WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act covering the resale of the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with it, portions of which have been omitted as permitted by the SEC rules and regulations. For further information concerning Viragen and the securities offered by this prospectus, we refer to the registration statement and the exhibits filed with it. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete. Where a contract or other document is an exhibit to the registration statement, you should review the provisions of the exhibit to which reference is made. You may obtain these exhibits from the SEC, as discussed below.
     We are required to file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy these filings, as well as the registration statement of which this prospectus forms a part, at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may request copies of these documents by writing to the SEC and paying the required fee for copying. Please call the SEC at 1-800-SEC-0330 for more information about the operation of their public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information filed electronically with the SEC. The address of that site is www.sec.gov.
     The SEC allows us to “incorporate by reference” into this prospectus information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file with the SEC following the date of this prospectus will automatically update and supercede this information. We incorporate by reference the documents listed below and any documents we subsequently file with the SEC, prior to the termination of the offering, under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:
•	Our Current Report on Form 8-K dated April 7, 2006 filed with the SEC on April 11, 2006;

•	Our Current Report on Form 8-K dated March 21, 2006 filed with the SEC on March 24, 2006;

•	Our Current Report on Form 8-K dated March 21, 2006 filed with the SEC on March 21, 2006;

•	Our Current Report on Form 8-K dated March 7, 2006 filed with the SEC on March 13, 2006;

•	Our Current Report on Form 8-K dated March 1, 2006 filed with the SEC on March 3, 2006;

•	Our Current Report on Form 8-K dated February 17, 2006 filed with the SEC on February 23, 2006;

•	Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2005 filed with the SEC on February 9, 2006;

•	Our Current Report on Form 8-K dated December 15, 2005 filed with the SEC on December 20, 2005;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 filed with the SEC on November 9, 2005

•	Our Current Report on Form 8-K dated October 19, 2005 filed with the SEC on October 19, 2005;

•	Our Current Report on Form 8-K dated September 20, 2005 filed with the SEC on September 22, 2005;

•	Our Current Report on Form 8-K dated September 15, 2005 filed with the SEC on September 15, 2005; and

•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2005 filed with the SEC on September 13, 2005.

     We will deliver without charge a copy of all of the information incorporated by reference in this prospectus to each person receiving a copy of this prospectus. If you need an additional copy of these documents, or if you would like to receive a copy of the other items referenced above, you may request copies, at no cost, by writing or telephoning us at the following address and number:
Dennis W. Healey
Chief Financial Officer
Viragen, Inc.
865 S.W. 78th Avenue, Suite 100
Plantation, Florida 33324
Telephone Number: (954) 233-8746
     Copies of our SEC filings and other information about us are also available free of charge on our website at www.viragen.com. The information on our website is neither incorporated into, nor a part of, this prospectus.

FORWARD-LOOKING STATEMENTS
     This prospectus, and other documents that we have incorporated by reference or included by attachment, contain forward-looking statements. Forward-looking statements express our expectations or predictions of future events or results. They are not guarantees and are subject to many risks and uncertainties. There are a number of factors — many beyond our control — that could cause actual events or results to be significantly different from those described in the forward-looking statement. Any or all of our forward-looking statements in this report or in any other public statements we make may turn out to be wrong.
     Forward-looking statements might include one or more of the following:
•	anticipated debt or equity fundings;

•	projections of future revenue;

•	anticipated clinical trial commencement dates, completion timelines or results;

•	anticipated receipt of regulatory approvals;

•	descriptions of plans or objectives of management for future operations, products or services;

•	forecasts of future economic performance; and

•	descriptions or assumptions underlying or relating to any of the above items.
     Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or words of similar meaning. They may also use words such as, “would,” “should,” “could” or “may”. Factors that may cause our actual results to differ materially from those described in forward-looking statements include the risks discussed elsewhere in this prospectus under the caption “Risk Factors”.

RISK FACTORS
     An investment in our common stock is highly speculative. You should be aware you could lose the entire amount of your investment. Prior to making an investment decision, you should carefully read this entire prospectus and consider the following risk factors. The risks and uncertainties described below are not the only ones we face. There may be additional risks and uncertainties that are not known to us or that we do not consider to be material at this time. If the events described in these risks occur, our business, financial condition and results of operations could be adversely affected. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. This section discusses the business risk factors that might cause those differences.
Risks Related to Our Financial Condition
We have a history of losses due to lack of significant sales and regulatory approvals. If we do not receive necessary regulatory approvals and develop profitable operations, we will need to terminate our operations. As a result, investors may lose their entire investment.
     Since the organization of Viragen, we have incurred operating losses. Losses have totaled approximately:
•	$9.7 million for the six month period ended December 31, 2005;

•	$26.2 million for the fiscal year ended June 30, 2005;

•	$18.2 million for the fiscal year ended June 30, 2004; and

•	$17.3 million for the fiscal year ended June 30, 2003.
     At December 31, 2005, we had cash on-hand of approximately $1.9 million, working capital of approximately $2.2 million and an accumulated deficit since organization of approximately $156.4 million.
     We presently produce a natural human alpha interferon product under the name Multiferon®. The product is approved in Sweden for the first-line adjuvant treatment of high-risk (Stages IIb- III) malignant melanoma following dacarbazine (DTIC) after surgical removal of tumors. The product is also approved for sale in Bulgaria, Chile, Mexico and Sweden as a second-line treatment of any and all diseases in which patients show an initial response to recombinant alpha interferon followed by treatment failure. The product is also approved for sale in Egypt, Hong Kong, Indonesia, Myanmar and South Africa as a second-line therapy for the treatment of chronic myelogenous leukemia and hairy cell leukemia. Our natural human alpha interferon is not approved for sale in the United States or other European Union countries, other than Sweden. We have not sought the approval of our natural human interferon product from the United States Food and Drug Administration or its European Union counterparts, except Sweden.
     We will not be able to significantly reduce our losses or operate profitably until we obtain the necessary approvals to manufacture and sell our natural human alpha interferon or other products on a widely accepted basis. We expect sales of our natural human alpha interferon to be our primary source of income for the foreseeable future. Investors must understand that our natural human alpha interferon product may never receive certain approvals sought from regulatory authorities. In addition, even if approval is received, we may not be able to achieve sufficient profit from the sale of our natural human alpha interferon. If we do not obtain the required approvals, or we do not profit from the sale of our natural human alpha interferon or other products, we will likely cease operations. In that case, investors in Viragen will likely lose their entire investment.

Our business is capital intensive, and we do not currently generate sufficient revenues to offset our debt service obligations, research and development activities and other operating expenses. As a result, and due to our recurring losses, accumulated deficit and cash flow difficulties, our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern. If we are unable to obtain additional funding, as and when required, we may have to significantly curtail or completely terminate our operations.
     We believe that our cash and cash equivalents are sufficient to meet our operating requirements through approximately June 30, 2006. As of December 31, 2005, we had approximately $1.9 million in cash. Subsequent to December 31, 2005, we received net proceeds of approximately $4.7 million from the sale of our Series J 24% Cumulative Convertible Preferred Stock and warrants to purchase shares of our common stock. At our present rate of expenditure and absent significant revenues from operations, of which there is no assurance, we anticipate that it will be necessary for us to raise additional funding in order to continue our operating activities beyond approximately June 30, 2006. In light of our recurring losses, accumulated deficit and cash flow difficulties, the report of our independent registered public accounting firm on our financial statements for the year ended June 30, 2005 contains an explanatory paragraph raising substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that may be necessary in the event we are unable to continue as a going concern.
     Our operating losses and working capital requirements continue to adversely affect cash flow. Product sales for the six months ended December 31, 2005 and our fiscal years ended June 30, 2005, 2004 and 2003 were approximately $202,000, $279,000, $266,000 and $631,000, respectively, which were not sufficient to generate positive cash flow from operations. Unless we are able to generate significant revenues from operations, we will be dependant upon further equity or debt fundings to meet our debt service obligations, conduct research and development activities and fund other operating expenses and to otherwise successfully execute our business plan subsequent to June 30, 2006. In the event of our inability to raise sufficient capital, or a lack of expanded revenue from the sale of our natural human alpha interferon product, we would be required to significantly curtail or suspend a portion or all of our operations. Further, sufficient funding may not be available to finance planned future scientific collaborations, planned marketing efforts or planned capital expenditures. Any failure to raise additional funds in the future may also result in our inability to successfully promote our brand name, complete existing and/or undertake new research and development projects, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our financial condition and results of operations.
The recent economic and political environment has made raising capital difficult and the financings that we have consummated are dilutive to stockholders and may adversely affect the market price for our shares.
     As a result of the decline in the capital markets, which began in 2000, and certain world events, we have experienced a reduction in available investment capital coupled with investors’ general reluctance to invest in development companies. Our success in attracting additional funding has been limited to transactions in which our equity is used as currency. Financing activities during this period have consisted of sales of our common stock at a discount to the market price and the issuance of securities convertible into shares of our common stock, sometimes at a discount to prevailing market prices. In light of the availability of this type of financing, and the lack of alternative proposals, our board of directors has determined that the continued use of our equity for these purposes may be necessary if Viragen is to sustain operations. Equity financings of the type we have been required to pursue are dilutive to our stockholders and may adversely impact the market price for our shares.

Risks Related to this Offering and the Market for our Shares
The issuance of our shares upon conversion of the Series J 24% Cumulative Convertible Preferred Stock or exercise of the warrants issued in connection with the series J preferred stock and upon conversion of outstanding convertible notes and debentures and exercise of outstanding options or warrants to purchase our common stock may cause significant dilution to our stockholders and may have an adverse impact on the market price of our common stock.
     As of the date of this prospectus, there are 45,765,687 shares of our common stock outstanding. Resales of shares that would be received upon conversion of our Series J 24% Cumulative Convertible Preferred Stock or exercise of the warrants issued in connection with the series J preferred stock, would increase the number of our publicly traded shares, which could depress the market price of our common stock. Moreover, as all the shares we might issue upon conversion of the series J preferred stock or exercise of the warrants issued in connection with the series J preferred stock will be available for immediate resale as of the date of this prospectus, the mere prospect of these resales could depress the market price for our common stock.
     The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the stock price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock.
     As of the date of this prospectus, there are 34,982,939 shares of our common stock issuable upon exercise or conversion of the following securities. These securities represent approximately 76.4% of our outstanding shares of common stock as of the date of this prospectus.

Convertible preferred stock, Series A	916
Convertible preferred stock, Series J (convertible at $1.25 per share)	4,172,000
Officers, employees, and directors options (exercisable at an average price of $1.59 per share through March 2014)	1,142,283
Consultant warrants (exercisable at an average price of $18.82 per share through February 2009)	100,000
Debt and equity offering warrants (exercisable at an average price of $1.16 per share through June 2008)	16,424,877
Convertible notes or related warrants issued upon redemption of the notes (convertible/exercisable at $1.05 per share through August 2008)	11,476,194
Convertible debentures (convertible at $1.05 per share through September 2008)	1,666,669

34,982,939

We have received deficiency notices from the American Stock Exchange and if we are unable to satisfy the Amex that we will regain compliance with its continued listing criteria, our shares may be delisted from Amex, which could accelerate repayment of outstanding indebtedness, adversely affect investor perception and may result in institutional and other investors refraining from purchasing our shares.
     Viragen received a deficiency letter from the American Stock Exchange (Amex) dated September 20, 2005, advising that, based upon its review of Viragen’s financial statements included in its Annual Report on Form 10-K for the fiscal year ended June 30, 2005, Viragen is not in compliance with Amex’s continued listing standards. Specifically, Viragen is not in compliance with Section 1003(a)(ii) of the Amex Company Guide, because Viragen’s stockholders’ equity is less than $4,000,000 and it sustained losses from continuing operations and/or net losses in three out of its four most recent fiscal years, and Section 1003(a)(iii) of the Amex Company Guide, because Viragen’s stockholders’ equity is less than $6,000,000 and it sustained losses from continuing operations and/or net losses in its five most recent fiscal years. Viragen submitted a plan to Amex, which outlines Viragen’s plans to regain compliance with Amex’s continued listing requirements. On October 25, 2005, Amex notified Viragen that it accepted Viragen’s plan of compliance and granted Viragen an extension of time until March 20, 2007 to regain compliance with Amex’s continued listing standards.
     Subsequently, Viragen received a deficiency letter from the Amex dated March 1, 2006, advising that, based upon its review of Viragen’s financial statements included in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2005, Viragen does not meet an additional continued listing standard. Specifically, Viragen is not in compliance with Section 1003(a)(i) of the Amex Company Guide, because Viragen’s stockholders’ equity is less than $2,000,000 and it sustained losses from continuing operations and/or net losses in two of its three most recent fiscal years.
     Viragen will be subject to periodic review by Amex during the extension period granted by Amex. Failure to make progress consistent with the plan Viragen submitted to Amex or to regain compliance with the continued listing standards by the end of the extension period could result in Viragen’s shares being delisted from Amex. In the event Viragen’s shares are delisted from Amex, its shares would be listed on the over-the-counter bulletin board; however, certain institutional investors have policies against investments in bulletin board companies and other investors may refrain from purchasing Viragen shares if they are not listing on a national securities exchange.
     Viragen is currently evaluating the accounting treatment for the recent sale of its Series J 24% Cumulative Convertible Preferred Stock and related common stock purchase warrants. Depending upon the results of this evaluation, all or a portion of, the transaction may be reported as a liability of Viragen rather than an increase in equity. In addition, if all or a portion of the transaction is initially recorded as equity, future events could require a reclassification to a liability at a later date, reducing the amount initially recorded as an increase in equity. In the event we are required to record the sale of our series J preferred stock and related common stock purchase warrants as a liability, the transaction will not assist us to overcome the deficiencies cited by the Amex. Viragen expects to disclose its accounting treatment for the sale of its series J preferred stock and related common stock purchase warrants in its quarterly report on Form 10-Q for the period ended March 31, 2006.
     In addition, Viragen’s outstanding convertible debt contains a provision that in the event its common stock is no longer traded on the Amex, New York Stock Exchange or NASDAQ, the debt holders have the right to request repayment of their investment with related accrued interest. Given Viragen’s current financial position, we would be unable to repay these amounts and would be in default of these agreements.

The conversion and exercise prices of outstanding securities may be reduced, and the number of shares that we issue on conversion or exercise may be increased, in the event that we issue common stock or securities convertible into common stock in the future for consideration that is less than the conversion or exercise prices of the outstanding securities.
     The terms of certain of our outstanding convertible debt and warrants provide for a downward adjustment in the conversion and exercise prices in the event that we subsequently issue shares of our common stock, or securities convertible into our common stock, for consideration that is less than the conversion or exercise prices of the previously issued securities. Any reduction of the conversion or exercise prices of outstanding securities as a result of these adjustment provisions will require that we issue a greater number of shares upon conversion of convertible debt or exercise of warrants than we would have issued in the absence of these provisions. Any additional shares that we issue as a result of the adjustment provisions of these securities will cause further dilution to our existing shareholders.
We are engaged in the biotechnology industry; as a result, the market price for our common stock may be subject to extreme volatility.
     The market for securities of biotechnology companies, including companies such as ours, has historically been more volatile than the market for stocks in general. As a result, the price of our common stock may be subject to wide fluctuations in response to factors, some of which are beyond our control, including, without limitation:
•	quarter-to-quarter variations in our operating results;

•	our announcement of material events;

•	price fluctuations in sympathy to others engaged in our industry; and

•	the effects of media coverage of our business.
     Price volatility may prevent you from selling your shares of common stock when you desire to do so, and the inability to sell your shares in a rapidly declining market may substantially increase your risk of loss. Our common stock has traded between a high of $3.50 and a low of $0.42 since January 1, 2004.
We could use preferred stock to fund operations or resist takeovers, and the issuance of preferred stock may cause additional dilution.
     Our Certificate of Incorporation authorizes the issuance of up to 1,000,000 shares of preferred stock, of which 2,150 shares of series A and 52,150 shares of series J are issued and outstanding on the date of this prospectus. Our Certificate of Incorporation gives our board of directors the authority to issue preferred stock without the approval of our stockholders. We may issue additional shares of preferred stock to raise money to finance our operations. We may authorize the issuance of the preferred stock in one or more series. In addition, we may set the terms of preferred stock, including:
•	dividend and liquidation preferences;

•	voting rights;

•	conversion privileges;

•	redemption terms; and

•	other privileges and rights of the shares of each authorized series.
     The issuance of large blocks of preferred stock could possibly have a dilutive effect to our existing stockholders. It can also negatively impact our existing stockholders’ liquidation preferences. In addition, while we include preferred stock in our capitalization to improve our financial flexibility, we could possibly issue our preferred stock to friendly third parties to preserve control by present management. This could occur if we become subject to a hostile takeover that could ultimately benefit Viragen and Viragen’s stockholders.

Risks Related to our Business
Competitive conditions in the pharmaceutical industry may force us to terminate operations.
     Competition for investment capital and market share in the pharmaceutical industry is very strong. Our competitors, which include major pharmaceutical companies, have more experience in research, development and clinical testing of pharmaceutical and biomedical products. We have not yet developed a pharmaceutical product that can be widely marketed. Our competitors also have greater financial, marketing and human resources. Some of our competitors, including Hoffmann-La Roche, Inc. and Schering-Plough Corporation, have received approvals for their synthetic interferons. They have been marketing their products since 1986 and have received wide acceptance from the medical community and the patient population for their products. This will make it more difficult for us to introduce and penetrate the market with our product, if and when we receive the necessary regulatory approvals. We expect competition to increase in the future.
     In addition, technological advances made by our competitors may make synthetic interferon products more effective, less costly and with less harmful side effects. We may not be able to keep pace with technological advances by others, either because we do not have sufficient resources or because we cannot achieve greater improvements in our technology. If we are unable to compete with our larger, more experienced competitors, we will likely cease operations.
     Competition for funding in the pharmaceutical industry is also intense. We have a limited source of income at this time, and we will require additional funding to conduct the clinical trials that will be necessary in order to receive regulatory approvals. We must obtain additional funding from outside sources to conduct these trials. If we are unable to locate funding or obtain funding on reasonable terms, we may be forced to cease operations. In that case, investors in Viragen will likely lose their entire investment.
Government regulation may affect Viragen’s ability to develop and distribute natural interferon.
     All pharmaceutical manufacturers are subject to state, federal and foreign rules and regulations, including those of the United States Food and Drug Administration, Asian markets and the European Union regulatory authorities. These rules and regulations are constantly changing. These changes could extend the period of clinical trials, involve costly compliance measures and may restrict our ability to produce and distribute our natural interferon product based on the results of testing. It is possible that we may never receive these regulatory approvals for any specific illness or range of illnesses that we are attempting to treat with our natural interferon product. Our inability to receive regulatory approvals will limit our revenues and, ultimately, could require us to cease operations.
If patients have problems receiving third party reimbursements for natural interferon, it will be more difficult to market our product. In addition, our marketing costs would increase.
     Our ability to successfully market our products will depend in part on the availability of reimbursements from government health administration authorities, private health coverage insurers and other organizations. The pricing of products similar to ours, or the amount of reimbursement available to patients, may affect our ability to market our product at a profit. Third party reimbursement limitations could restrict the patient population that will use our product. If third party payors decline or otherwise limit reimbursement for our product, sales would likely decline and we could be required to increase our marketing efforts, which, in turn, will involve greater expense to us.

Our proprietary technology and any future patents that we receive may not provide sufficient protection to us.
     We intend to rely, in part, on technology developed by our scientists for the efficient and safe production of natural interferon, our avian transgenics technologies and our oncology technologies. If we are not successful in obtaining patents or demonstrating that our production processes are proprietary under trade secret law, we will have limited protection against those who might copy our technology. We are aware of no claims that our patents or other proprietary technology infringes on the rights of any third party; however any such claims that may arise could adversely affect us, even if these claims are untrue. We cannot assure you that any of our patent applications will be approved. Even if granted, we cannot assure you that these patents or any future patent applications or our other proprietary rights will provide sufficient protection to us.
If we are unable to produce targeted drugs in egg whites of transgenic chickens in commercially viable quantities, we will be unable to recoup our research and development expenses and we will be unable to successfully market these drugs.
     Our avian transgenics project, still in the development stage, is designed to enable Viragen to produce therapeutic proteins and antibodies inside the egg whites of transgenic developed chickens. Even if we are successful in producing the targeted commercial proteins in egg whites, we are unable to predict whether this technology will yield commercially viable quantities. Our inability to produce commercially viable quantities of these protein-based drugs will likely require us to discontinue our avian transgenics activities.
Technology transfers to third parties may not result in revenue to us and exclusive technology transfers will preclude us from seeking alternative revenue streams.
     One of our proposed marketing strategies is to license our manufacturing technology to third parties. They, in turn, will use our technology to produce and market our natural interferon outside the United States of America. We cannot guarantee that these third parties will be able to successfully market the product or that we will receive revenue from their efforts. To the extent that we transfer technology to third parties on an exclusive basis, we will be precluded from granting other parties the opportunity to conduct successful marketing activities.
We may be exposed to product liability claims, and our product liability insurance may not be sufficient to cover all claims or continue to be available to us.
     Persons who claim to be injured from use of our natural interferon, or other products or processes, may file claims for personal injuries or other damages against us. Directives in the European Union provide for strict liability and permit compensation claims to be made within a ten year period from when the product is placed on the market, and three years from the event giving rise to the claim, thereby creating a 13 year period within which compensation claims could be asserted. In order to protect ourselves against these claims, we maintain product liability insurance in the amount of $10,000,000. We cannot be sure that our insurance coverage will be adequate to insulate us from liabilities that may result from the use of our products. Also, in the future this type of insurance may not be available, or we may not be able to afford this form of insurance.

Our reliance on foreign third party manufacturers may disrupt operations.
     Foreign manufacturing could expose us to risks involved with fluctuations in exchange rates of foreign currencies. In addition, reliance on international vendors exposes us to all the risks of dealing with a foreign manufacturing source. These risks include:
•	unexpected changes in regulatory requirements;

•	tariffs and other trade barriers, including import and export restrictions;

•	political or economic instability;

•	compliance with foreign laws;

•	transportation delays and interruptions;

•	difficulties in protecting intellectual property rights in foreign countries; and

•	currency exchange risks.
Foreign manufacturing arrangements may also limit our control, and could disrupt our operations, which, in turn, could negatively impact upon your investment in us.
We do not expect to pay dividends on our common stock in the foreseeable future.
     We have never paid cash dividends on our common stock. We do not expect to pay cash dividends on our common stock any time in the foreseeable future. The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider. For the foreseeable future, we will use earnings from operations, if any, to finance our growth, and we will not pay dividends to our common stockholders. The payment of dividends may also be restricted by the provisions of Delaware law. You should not rely on an investment in our common stock if you require dividend income. The only return on your investment in our common stock, if any, would most likely come from any appreciation of our common stock.
We depend on the continued services of our executive officers and on our ability to attract and maintain other qualified employees.
     While we do not rely upon one specific individual to provide the management and scientific leadership, the team of executive management in the U.S. and the scientific teams located in Scotland and Sweden, taken together, are crucial to the future development of the company. Though competition for qualified scientific and managerial personnel is at times intense in the markets in which we operate, we have in the past had a high level of success in attracting and retaining such personnel, and, while we can give you no assurance, we anticipate continued success in such regard in the future.

USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of shares by the selling security holders. To the extent that warrants, the shares issuable upon exercise of which are covered by this prospectus, are exercised on other than a cashless basis, we could receive gross proceeds of up to approximately $6.05 million. We intend to use any net proceeds we receive upon the exercise of warrants for general corporate purposes, including:
•	funding of the commercialization of our Multiferon® product:

•	funding collaborative research projects for the development of new technologies;

•	financing capital expenditures;

•	payment of financing obligations; and

•	working capital.
     Pending use of the net proceeds for any of these purposes, we may invest the net proceeds in short-term, investment grade, interest-bearing securities.
SELLING SECURITY HOLDERS
Series J 24% Cumulative Convertible Preferred Stock
     On March 21, 2006, we completed a private placement of Series J 24% Cumulative Convertible Preferred Stock and warrants to purchase shares of our common stock. We received gross proceeds of approximately $5.2 million in connection with this transaction.
     Each share of series J preferred stock, par value $1.00 per share, has a stated value of $100. The holders of outstanding series J preferred stock are entitled to receive preferential dividends in cash out of any funds of Viragen before any dividend or other distribution will be paid or declared and set apart for payment on any shares of any Viragen common stock, or other class of stock presently authorized or to be authorized, except for Viragen’s series A preferred stock, at the rate of 24% per annum on the stated value, payable in cash on the earlier of (a) annually in arrears commencing February 28, 2007 and annually thereafter in cash or (b) upon redemption, as hereinafter provided, following the closing of any subsequent financing (whether done in one or more financings of debt or equity) by Viragen with gross proceeds equal to or greater than $5,000,000. To the extent not prohibited by law, dividends must be paid to the holders not later than five business days after the end of each period for which dividends are payable.
     The series J preferred stock is convertible into Viragen common stock, at the option of the investors, together with accrued and unpaid dividends if elected by the investors, at a conversion price or rate of $1.25 per share, subject to adjustment. Viragen and the investors each have the option at such time as we complete a subsequent financing for gross proceeds of $5,000,000 or more to have Viragen redeem all or a portion of their series J preferred stock and any accrued and unpaid dividends, rounded up to the year end of the year of redemption. In addition, under certain circumstances, we have the right to redeem the series J preferred stock if our common shares trade at $2.50 or higher for a period of 10 consecutive trading days.
     For each share of series J preferred stock purchased, investors received warrants to purchase 80 shares of common stock at an exercise price of $1.25 per share, subject to adjustment, for a term of five years from the date of issuance. The warrants include a cashless exercise provision. No redemption rights for the warrants are provided to either Viragen or the investors.

     We are obligated to file a registration statement to permit the resale of the common shares underlying the series J preferred stock and warrants on or before April 19, 2006, and to cause the registration statement to be declared effective on or before July 18, 2006. We are obligated to pay each investor liquidated damages in cash equal to 1.5% of the stated value of the series J preferred stock remaining unconverted or 1.5% of the purchase price of shares issued upon conversion of the series J preferred stock, plus accrued and unpaid dividends, for each 30 days or part thereof, for any failure to timely file or obtain an effective registration statement. If, following the effective date of the registration statement, the registration statement ceases to remain effective for 15 business days or for a period of time which shall not exceed an aggregate of 20 days per year, we are obligated to pay each investor liquidated damages computed in a similar manner. Liquidated damages will not accrue nor be payable for times during which the shares covered by this prospectus are transferable by the holder pursuant to
Rule 144(k) under the Securities Act of 1933, as amended. If we were unable to obtain or maintain registration of the common shares underlying the series J preferred stock and related warrants, maximum potential liquidated damages would be approximately $1.7 million.
     The net proceeds from the offering of approximately $4.7 million will be used for working capital purposes.
     Dawson James Securities, Inc. served as placement agent for the transaction, and received a placement agent cash fee of 8% of monies raised and a non-accountable expense fee of an additional 2% of monies raised. The placement agent also received warrants to purchase common stock in an amount equal to 8% of the shares issuable upon conversion of the series J preferred stock and exercise of the related warrants (an aggregate of 667,520 warrants). The placement agent warrants are exercisable at $1.25 per warrant share for a 60-month period.
     Resale of the 4,172,000 shares of our common stock issuable upon conversion of the series J preferred stock and 4,172,000 shares of our common stock issuable upon exercise of the related warrants are covered by this prospectus.
Ownership Table
     The following table sets forth:
•	the name of each selling security holder;

•	the amount of common stock owned beneficially by each selling security holder;

•	the number of shares that may be offered by each selling security holder pursuant to this prospectus;

•	the number of shares to be owned by each selling security holder following sale of the shares covered by this prospectus; and

•	the percentage of our common stock to be owned by each selling security holder following sale of the shares covered by this prospectus (based on 45,765,687 shares of common stock of Viragen outstanding as of the date of this prospectus), as adjusted to give effect to the issuance of shares upon the exercise of the named selling security holder’s warrants, but no other person’s warrants.
     Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to outstanding voting securities, as well as any voting securities which the person has the right to acquire within 60 days, through the conversion or exercise of any security or other right. The information as to the number of shares of our common stock owned by each selling security holder is based upon our books and records and the information provided by our transfer agent.

     We may amend or supplement this prospectus, from time to time, to update the disclosure set forth in the table. Because the selling security holders identified in the table may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares available for resale hereby that will be held by the selling security holders upon termination of this offering. We have, therefore, assumed for the purposes of the following table, that the selling security holders will sell all of the shares owned beneficially by them, which are covered by this prospectus, but will not sell any other shares of our common stock that they presently own.
     The Number of Shares Owned and Number of Shares to be Offered columns include each selling security holder’s allocable portion of Viragen’s contractual obligation to register 175% of the number of shares issuable upon conversion of the series J preferred stock and exercise of the warrants issued in connection with the series J preferred stock.

	Number of	Number of Shares	Number of	Percent
	Shares	to be	Shares Owned	After
Name of Selling Security Holder	Owned	Offered	After Offering	Offering
George M. Abraham (1)	140,000	140,000	—	—
John Baleno (1)	140,000	140,000	—	—
Alan L. Bauer (1)	210,000	210,000	—	—
Bedrock Capital, L.P. (1) (3)	840,000	840,000	—	—
Erwin L. Betts (1)	140,000	140,000	—	—
Lester B. Boelter (1)	70,000	70,000	—	—
Stephen Boger (1)	70,000	70,000	—	—
Eric and Betty Borowsky (1)	70,000	70,000	—	—
Alan Bradeen (1)	70,000	70,000	—	—
Glenn T. Brown (1)	140,000	140,000	—	—
Cansco LLC (1) (4)	420,000	420,000	—	—
John Peter Christensen (1)	280,000	280,000	—	—
Michael Croci (1)	280,000	280,000	—	—
Mr. & Mrs. M. Cybalski (1)	700,000	700,000	—	—
Lauren A. Daman, MD PC Pension Plan (1) (5)	70,000	70,000	—	—
Dawson James Securities, Inc. (2) (6)	384,636	384,636	—	—
Michael Dazzo (1)	70,000	70,000	—	—
John J. Durian (1)	70,000	70,000	—	—
Janet L. Eggers (1)	56,000	56,000	—	—
Wesley Eng (1)	70,000	70,000	—	—
James W. Fenner TTEE (1)	70,000	70,000	—	—
William Fox (2)	15,750	15,750	—	—
Phil Giessler (1)	70,000	70,000	—	—
Robert W. Halprin (1)	70,000	70,000	—	—
Thom Hands (2)	15,750	15,750	—	—
Mark Hoffbauer (1)	70,000	70,000	—	—
IA545 Madison Associates (1) (7)	280,000	280,000	—	—
Robert Jorgenson	70,000	70,000	—	—
K. A. Steel Chemicals Inc. (1) (8)	56,000	56,000	—	—
Douglas Kaiser (2)	117,250	117,250	—	—
John Keyser (2)	26,208	26,208	—	—
Robert D. Keyser Jr. (2)	117,250	117,250	—	—
Kent Kingman (1)	140,000	140,000	—	—
Noel Krantz (1)	140,000	140,000	—	—
Michael Krohn (1)	70,000	70,000	—	—
Gregory P. Kusnick (1)	280,000	280,000	—	—
Larry O. and Dorothy Lee (1)	280,000	280,000	—	—
Russell Libby (1)	70,000	70,000	—	—

	Number of	Number of Shares	Number of	Percent
	Shares	to be	Shares Owned	After
Name of Selling Security Holder	Owned	Offered	After Offering	Offering
Allan R. Lyons (1)	70,000	70,000	—	—
David Maltese (2)	52,640	52,640	—	—
Shane Maxell (1)	140,000	140,000	—	—
Brian P. McNamara (1)	140,000	140,000	—	—
James E. Meikrantz (1)	70,000	70,000	—	—
Salvador and Joan Milazzo (1)	70,000	70,000	—	—
Edward J. Morrison (1)	70,000	70,000	—	—
Nu Vision Holdings LLC (1) (9)	280,000	280,000	—	—
Terrence J. Paul (1)	70,000	70,000	—	—
Robert A. Payne (1)	70,000	70,000	—	—
Tom Pernice Jr. (1)	560,000	560,000	—	—
Craig Pierson (2)	3,360	3,360	—	—
Albert Poliak (2)	117,250	117,250	—	—
James E. Raz (1)	70,000	70,000	—	—
Leo G. Roos (1)	70,000	70,000	—	—
Steven Mitchell Sack (1)	140,000	140,000	—	—
Frank Salvatore (2)	117,250	117,250	—	—
Sandor Capital Master Fund, L.P. (1) (10)	1,120,000	1,120,000	—	—
Karl Scheil (1)	140,000	140,000	—	—
Harold Schroeder (1)	70,000	70,000	—	—
Philip Schiller (1)	70,000	70,000	—	—
James & Margaret Sisk (1)	70,000	70,000	—	—
Jay R. Solan (1)	140,000	140,000	—	—
Kenneth A. Steel Jr. (1)	1,400,000	1,400,000	—	—
Robert F. and Jennifer Steel (1)	700,000	700,000	—	—
Stine Family Trust (11)	280,000	280,000	—	—
Sun West Holdings, Inc. Defined Benefit Pension Plan c/o Eric Borowsky (1) (12)	70,000	70,000	—	—
Ronald Suster (1)	280,000	280,000	—	—
Sidney N. & Candace Sweet (1)	70,000	70,000	—	—
T2 Ltd. (1) (13)	840,000	840,000	—	—
David & Christine Thoman (1)	70,000	70,000	—	—
R. van den Toorn (1)	210,000	210,000	—	—
Liza Torkan (1)	140,000	140,000	—	—
Alex Tringas (1)	420,000	420,000	—	—
Vincent Vaiano (1)	70,000	70,000	—	—
Richard I. Weaver (1)	70,000	70,000	—	—
Trust U/W Renee Weiss (1) (14)	280,000	280,000	—	—
David Weinstein (2)	200,816	200,816	—	—
Roland Wheeler (1)	280,000	280,000	—	—
Windcrest Fund (1) (15)	280,000	280,000	—	—
Gary B. Zobel (1)	140,000	140,000	—	—

*	less than 1%

(1)	One-half of the number of shares in the columns consists of shares issuable upon conversion of the Series J 24% Cumulative Convertible Preferred Stock and the balance consists of shares issuable upon exercise of common stock purchase warrants issued in connection with the Series J 24% Cumulative Convertible Preferred Stock

(2)	The number of shares in the columns consists of common stock issuable upon exercise of placement agent warrants.

(3)	The person making investment and voting decisions for the named selling security holder is Jim Smith, whose address is 25 Highland Park Village, Suite 100-382, Dallas, TX 75205.

(4)	The person making investment and voting decisions for the named selling security holder is Dan Asher, whose address is 41 Q 002 Industrial State 5126, Dubai, United Arab Emirates.

(5)	The person making investment and voting decisions for the named selling security holder is Lauren A. Daman MD, whose address is 84 Brainard Road, West Hartford, CT 06117.

(6)	The person making investment and voting decisions for the named selling security holder is Robert D. Keyser Jr., whose address is 925 S. Federal Highway, 6th Floor, Boca Raton, FL 33432.

(7)	The person making investment and voting decisions for the named selling security holder is Milton Koffman, whose address is 300 Plaza Drive, Vestal, NY 13850.

(8)	The person making investment and voting decisions for the named selling security holder is Bernard Ludwig, whose address is 15185 Main Street, P.O. Box 729, Lemont, IL 60439.

(9)	The person making investment and voting decisions for the named selling security holder is Steven Kevorkian, whose address is 1010 Northern Blvd., Suite 208, Great Neck, NY 11021.

(10)	The person making investment and voting decisions for the named selling security holder is John S. Lemak, whose address is 2828 Routh Street, Suite 500, Dallas, TX 75201.

(11)	The person making investment and voting decisions for the named selling security holder is Douglas L. Stine, whose address is 12400 W. 155th Street, Overland Park, KS.

(12)	The person making investment and voting decisions for the named selling security holder is Eric Borowsky, whose address is 22214 N. La Senda Drive, Scottsdale, AZ 85255.

(13)	The person making investment and voting decisions for the named selling security holder is Jim Smith, whose address is 25 Highland Park Village, Suite 100-382, Dallas, TX 75205.

(14)	The person making investment and voting decisions for the named selling security holder is Peter H. Weiss, whose address is P.O. Box 1682, Mercer Island, WA, 98040.

(15)	The person making investment and voting decisions for the named selling security holder is Eric Thor Jager, whose address is 4800 Main Street, Suite 600, Kansas City, MO 64112.
     No selling security holder has held any positions or offices or had material relationships with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock.

PLAN OF DISTRIBUTION
     Each selling security holder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares covered by this prospectus on the Amex or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling security holder may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.
     The selling security holders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.
     Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.
     In connection with the sale of the shares covered by this prospectus or interests therein, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of Viragen common stock in the course of hedging the positions they assume. The selling security holders may also sell shares short and deliver these securities to close out their short positions, or loan or pledge the shares to broker-dealers that in turn may sell these securities. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling security holder has informed Viragen that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the shares. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).
     Viragen is required to pay the fees and expenses incident to the registration of the shares covered by this prospectus. Viragen has agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
     To the extent that selling security holders are deemed to be “underwriters” within the meaning of the Securities Act, they may be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling security holder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling security holders.
     We have agreed to keep this prospectus effective until the earlier of (i) March 21, 2008 or (ii) all of the shares covered by this prospectus have been resold pursuant to the prospectus or Rule 144 under the Securities Act. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling security holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares covered by this prospectus by the selling security holders or any other person. We will make copies of this prospectus available to the selling security holders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

DESCRIPTION OF SECURITIES
     Viragen is currently authorized to issue up to 250,000,000 shares of common stock, par value $.01 per share and 1,000,000 shares of preferred stock, par value $1.00 per share. As of the date of this prospectus, there are 45,765,687 shares of common stock, 2,150 shares of series A preferred stock and 52,150 shares of series J preferred stock outstanding.
Common Stock
     Subject to the dividend rights of preferred stockholders, common stockholders share dividends on a proportionate basis, as may be declared by the board of directors. Upon liquidation, dissolution or winding up of Viragen, after payment to creditors and holders of our outstanding preferred stock, Viragen’s remaining assets, if any, will be divided proportionately on a per share basis among the holders of our common stock.
     Each share of our common stock has one vote. Holders of our common stock do not have cumulative voting rights. This means that the holders of a plurality of the shares voting for the election of directors can elect all of the directors. In that event, the holders of the remaining shares will not be able to elect any directors. Viragen’s By-Laws provide that a majority of the outstanding shares of our common stock constitute a quorum to transact business at a stockholders’ meeting. Our common stock has no preemptive, subscription or conversion rights, and our common stock is not redeemable.
Preferred Stock
     Viragen is authorized to issue a total of 1,000,000 shares of preferred stock, par value $1.00 per share. Viragen’s board of directors may issue preferred stock by resolutions, without any action of the stockholders. These resolutions may authorize issuance of preferred stock in one or more series. In addition, the board of directors may fix and determine all privileges and rights of the authorized preferred stock series including:
•	dividend and liquidation preferences,

•	voting rights,

•	conversion privileges, and

•	redemption terms.
     Viragen includes preferred stock in its capitalization to improve its financial flexibility. However, Viragen could use preferred stock to preserve control by present management, in the event of a potential hostile takeover of Viragen. In addition, the issuance of large blocks of preferred stock could have a dilutive effect to existing holders of Viragen’s common stock.
     Series A Preferred Stock
     Viragen established the 10% series A cumulative preferred stock in November 1986. Each share of series A preferred stock is immediately convertible, at the option of the holder, into .426 shares of our common stock. Dividends on the series A preferred stock are cumulative and have priority over dividends, if any, paid on our common stock. These dividends are payable in either cash or common stock, at Viragen’s option.

     The series A preferred stock has voting rights only if dividends are in arrears for five annual dividends. In such event, holder of series A preferred stock have the right to elect two directors. Voting rights terminate upon payment of the cumulative dividends. Viragen may redeem the series A preferred stock at any time after expiration of ten consecutive business days during which the bid or last sale price for our common stock is $60.00 per share or higher. There is no mandatory redemption or sinking fund obligation for the series A preferred stock.
     Owners of the series A preferred stock are entitled to receive $10.00 per share, plus accrued and unpaid dividends, upon liquidation, dissolution or winding up of Viragen. This obligation must be satisfied before any distribution or payment is made to holders of the common stock or other stock of Viragen junior to the series A preferred stock.
     Series J Preferred Stock
     Viragen established the Series J 24% Cumulative Convertible Preferred Stock in March 2006. Each share of series J preferred stock is immediately convertible, at the option of the holder, into 80 shares of Viragen’s common stock. Each share of series J preferred stock has a stated value equal to $100 and $1.00 par value. The owners of outstanding shares of series J preferred stock shall be entitled to receive preferential dividends in cash out of any funds of Viragen before any dividend or other distribution will be paid or declared and set apart for payment on any shares of any common stock, or other class of stock presently authorized or to be authorized, except for Viragen’s series A preferred stock, at the rate of 24% per annum on the stated value, payable in cash on the earlier of (i) annually in arrears commencing February 28, 2007 and annually thereafter in cash or (ii) upon redemption, as discussed below, following the closing of any subsequent financing (whether done in one or more financings of debt or equity) by Viragen with gross proceeds equal to or greater than $5 million.
     At such time as Viragen completes a subsequent financing, of either debt or equity, resulting in the receipt of gross proceeds to Viragen of $5 million or more, owners of the series J preferred stock may require Viragen to redeem, at the owners’ sole option, all or a portion of their series J preferred stock outstanding at such time at the stated value, including any accrued but unpaid dividends, rounded up to the year-end of the year of redemption. Viragen shall provide notice to the owners of the series J preferred stock within 5 days of the completion of such subsequent financing, and the owners of the series J preferred stock shall have 10 days following the issuance of such notice in order to elect redemption, and payment therefore shall be made within 30 days of receipt of such written election.
     Concomitantly, at such time as Viragen completes a subsequent financing, of either debt or equity, resulting in the receipt of gross proceeds to Viragen of $5 million or more, Viragen may redeem, at its sole option, the series J preferred stock outstanding at such time, in their entirety, at the stated value, including any accrued but unpaid dividend, rounded up to the year-end of the year of redemption. Viragen shall provide written notice to the owners of the series J preferred stock within 5 days of the completion of such subsequent financing offering, and the owners of the series J preferred stock shall have 10 days following the issuance of such notice to elect to convert their shares of series J preferred stock into common stock of Viragen or accept redemption, with payment to be made within 40 days of such written notice by Viragen.
     Viragen shall also have the right, at its sole option, (i) to require the owners of the series J preferred stock to convert their series J preferred stock outstanding at such time, in their entirety, into common stock of Viragen at the $1.25 per share conversion price, or (ii) to redeem the series J preferred stock outstanding at such time, in their entirety, at the stated value, including any accrued but unpaid dividend, rounded up to the year-end of the year of redemption, but in each such option, only in the event the closing price of the common stock of Viragen trades at $2.50 per share or higher for at least 10 consecutive trading days. In the case of (ii) above, Viragen shall provide written notice to the owners of the series J preferred stock of redemption within 10 days of such trading event, and the owners of the series J preferred stock shall have 10 days following issuance of such notice to elect to convert their shares of series J preferred stock into common stock of Viragen or accept redemption, with payment by Viragen to be made within 40 days of such written notice by Viragen.
     The series J preferred stock has no voting rights, except if Viragen should amend its certificate of incorporation and such amendment would: (i) change the relative seniority rights of the owners of the series J preferred stock of series J preferred stock as to the payment of dividends in relation to the holders of any other capital stock of Viragen, or create any other class or series of capital stock entitled to seniority as to the payment of dividends in relation to the owners of the series J preferred stock; (ii) reduce the amount payable to the owners of the series J preferred stock upon the voluntary or involuntary liquidation, dissolution or winding up of Viragen, or change the relative seniority of the liquidation preferences of the owners of the series J preferred stock to the rights upon liquidation of the holders of other capital stock of Viragen, or change the dividend rights of the owners of the series J preferred stock; (iii) cancel or modify the conversion rights of the owners of the series J preferred stock; or (iv) cancel or modify the rights of the owners of the series J preferred stock.
     Owners of the series J preferred stock are entitled to receive $100.00 per share, plus accrued and unpaid dividends, upon liquidation, dissolution or winding up of Viragen. This obligation must be satisfied before any distribution or payment is made to holders of the common stock or other stock of Viragen junior to the series J preferred stock.
Transfer Agent
     The transfer agent for the shares of our common stock is Mellon Investor Services LLC, Newport Office Center VII, 480 Washington Boulevard, Jersey City, New Jersey 07310.
LEGAL MATTERS
     Schneider Weinberger & Beilly LLP will review the validity of the issuance of the shares of common stock, the resale of which is covered by this prospectus. Schneider Weinberger & Beilly LLP is located at 2200 Corporate Blvd., N.W., Suite 210, Boca Raton, Florida 33431.
EXPERTS
     The consolidated financial statements of Viragen, Inc. appearing in Viragen, Inc.’s Annual Report (Form 10-K) for the year ended June 30, 2005 and Viragen, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note A to the consolidated financial statements) and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Viragen, Inc.
Prospectus
May 23, 2006